Exhibit 99.1

Brooge Energy Ltd Announces Receipt of Anticipated Nasdaq Delinquency Notice for which the Company Intends to Include in its Nasdaq Prior Granted Extension

NEW YORK, January 13, 2023, Brooge Energy Ltd (“Brooge Energy” or the “Company”) (Nasdaq: BROG), a Cayman Islands-based infrastructure provider, which is currently engaged in clean petroleum products and biofuels and crude oil storage and related services, today announced that on January 11, 2023, the Company received an additional notice of non-compliance from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) due to the Company not having been able to file interim financial statements for the period ended June 30, 2022 with the Securities and Exchange Commission (the “SEC”) by December 31, 2022, as required by Nasdaq Listing Rule 5250(c)(2) (the “Filing Rule”). The Staff stated that the additional filing delinquency could serve as an additional basis for the delisting of the Company’s securities from Nasdaq. The Company was provided with the opportunity to update the Nasdaq Hearings Panel (the “Panel”) regarding the status of its efforts to evidence compliance with the Filing Rule prior to the expiration of the extension previously granted by the Panel on April 26, 2023. The Company plans to timely submit an update to the Panel with respect to its compliance efforts.

As previously disclosed, the Company did not timely file its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC. On December 8, 2022, the Company attended a hearing before the Panel, at which hearing the Company presented its plan to regain compliance with the Filing Rule, including the filing of all outstanding reports with the SEC, and requested an extension, through April 26, 2023, to do so. By decision dated January 9, 2023, the Panel granted the Company’s request.

About Brooge Energy Limited

Brooge Energy Ltd, is a Cayman Islands-based infrastructure provider now intending to focus on renewable energy infrastructures and biofuels, next to clean petroleum products, crude oil storage and related services. The company conducts its business and operations through its subsidiaries Brooge Renewable Energy, Brooge Petroleum and Gas Investment Company FZE (BPGIC), and Brooge Petroleum and Gas Investment Company Phase 3 FZE. BPGIC, the Company’s primary operating subsidiary that focuses on midstream oil storage and other services, is strategically located outside the Strait of Hormuz at the Port of Fujairah in the Emirate of Fujairah in the UAE. The Company differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low product losses. For more information, please visit at www.broogeenergy.com.

Forward-Looking Statements

This press release contains statements that are not historical facts and constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including risks described in public reports filed by Brooge Energy with the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact
KCSA Strategic Communications
Valter Pinto, Managing Director
+1 212-896-1254
BROG@kcsa.com